Exhibit 99.1

ASML successfully places Eurobond offering for €750 million

VELDHOVEN, the Netherlands, April 28, 2020 – ASML Holding NV (ASML) today announces that it has successfully placed a Eurobond offering of senior notes for a principal amount of €750 million. The transaction is expected to be settled on May 7, 2020.

ASML expects to use the net proceeds of the offering for general corporate purposes.

The senior notes are due in 2029 and have an issue price of 99.895% and a coupon of 0.625%.

The senior notes discussed in this press release have not been, and will not be, registered under the US Securities Act of 1933, and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements under the US Securities Act of 1933.

About ASML

ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in more than 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 25,300 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

Contact Information

Monique Mols	Sander Hofman	Brittney Wolff
Head of Media Relations	Corporate Communications	Communications US
+31 652 844 418	+31 623 810 214	+1 408 483 3207

Skip Miller	Marcel Kemp	Peter Cheang
Head Investor Relations Worldwide	Head Investor Relations Europe	Head Investor Relations Asia
+1 480 235 0934	+31 40 268 6494